UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on February 22, 2010, Reporting Financial Results for the Fourth Quarter and Year Ended 2009.

Exhibit 1

OceanFreight Inc. Reports Financial Results for the Fourth Quarter and Year Ended 2009

February 22, 2010, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended December 31, 2009.

Financial Highlights

For the three-month period ended December 31, 2009, the Company reported Net Loss of $135.9 million or basic and diluted loss per share of $0.98. Included in these results are:

•

A book loss of approximately $18.2 million associated with the sale of the M/V Pierre and M/V Juneau.

•

An impairment loss of $116.4 million associated with the write down of the Company’s tanker vessels to their fair market values.

•

A gain of $1.3 million associated with the change in the fair value of the interest rate swaps.

•

Excluding the above items Net loss for the fourth quarter of 2009 would be $2.6 million or $0.02 per share.

•

EBITDA1 for the year ended December 31, 2009 was $55.5 million as adjusted for the effect of the loss from the sale of vessels and impairment loss..

Anthony Kandylidis, the Company’s Chief Executive Officer, commented:

“We are pleased to have put behind us a very challenging 2009. The impairment loss on our tanker fleet is the last piece of the puzzle in cleaning up OceanFreight’s balance sheet. Going forward we have created the foundation for positive earnings per share for our shareholders. With operating results in line with expectations and the dramatic improvement in our fleet age profile we are entering 2010 with strong optimism. Our secured cash flows and our proven access to tap the capital markets put us in a unique position to take advantage of the low point in the shipping cycle”.

Fleet Developments

•

On December 9, 2009, the Company took delivery of the M/V Cohiba, a 2006-built 174,200 dwt Capesize drybulk carrier, for a total cost of $61.9 million. Upon delivery, the vessel commenced fixed rate employment for a five year minimum period at a gross daily rate of $26,250.

•

On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.6 million, resulting in a loss of approximately $17.4 million.  The vessel is scheduled to be delivered to its new owners between March 1, 2010 and April 15, 2010.

•

In addition, as previously announced, the Company has entered into an agreement to purchase a 2005-built 180,263 dwt Capesize drybulk carrier, to be renamed M/V Montecristo, for a purchase price of $49.5 million. We expect to take delivery of the M/V Montecristo in the second quarter of 2010 following which it will commence on time charter employment for a minimum period of four years at a gross daily rate of $23,500.

1.

Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by Operating activities.

•

Upon completion of the above transactions, our fleet will consist of 13 vessels, comprised of nine dry bulk carriers (4 Capesizes, 5 Panamaxes) and 4 tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of approximately 1.5 million tons and a weighted average age of approximately 10.8 years.

Fourth Quarter 2009 Results

For the fourth quarter ended December 31, 2009, Voyage Revenues amounted to $28.2 million, Operating Loss amounted to $132.7 million which includes the effect of the loss from the sale of vessels of $18.2 million and impairment loss of $116.4 million. Net Loss amounted to $135.9 or $(0.98) per share. EBITDA1 for the fourth quarter of 2009 was $11.4 million as adjusted for the effect of the loss from the sale of vessels and impairment loss.

An average of 12.3 vessels were owned and operated during the fourth quarter of 2009, earning an average Time Charter Equivalent, or TCE rate, of $25,172 per day.

Year Ended December 31, 2009 Results

For the year ended December 31, 2009, Gross Revenue amounted to $118.5 million. Operating Loss was $164.9 million, which includes the effect of the loss from the sale of vessels of $69.3 million and impairment loss of $116.4 million. Net Loss amounted to $179.4 million or $(2.28) per share. EBITDA1 for the year was $55.5 million as adjusted for the effect of the loss from the sale of vessels and impairment loss.

An average of 12.7 vessels were owned and operated during the year 2009, earning an average Time Charter Equivalent, or TCE, rate of $28,523 per day.

Capitalization

On December 31, 2009, debt (debt, net of deferred financing fees) to total capitalization (debt and stockholders' equity) ratio was 50.8% and net debt (debt less cash, cash equivalents and restricted cash) to total capitalization ratio was 41.9%.

Financing

As of the date of this release we have raised approximately $98.2 million in net proceeds under the current Standby Equity Distribution Agreement with YA Global Master SPV ltd., an affiliate of Yorkville Advisors. The proceeds of this offering together with the existing loan facilities are expected to be sufficient to finance the vessel acquisitions announced to date. As of the date of this release the Company has 181,800,001 shares outstanding.

Liquidity

As of December 31, 2009, the Company had total liquidity of approximately $46.3 million including restricted cash.

1. Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by Operating activities.

Fleet Data

(Dollars in thousands, except Average Daily results – unaudited)	Three months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009

Average number of vessels (1)	12.7	12.3	11.4	12.7
Total voyage days for fleet (2)	1,135	1,125	4,125	4,466
Total calendar days for fleet (3)	1,166	1,131	4,164	4,650
Time charter equivalent (5)	$32,815	$25,172	$34,705	$28,523
Fleet utilization (4)	97.3%	99.5%	99.1%	96.1%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off -hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rates for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009

Gross revenue	38,863	29,412	157,434	132,935
Voyage expenses	(1,618)	(1,094)	(14,275)	(5,549)
Time charter equivalent	37,245	28,318	143,159	127,386

Total voyage days for fleet	1,135	1,125	4,125	4,466
Time charter equivalent (TCE) rate	$32,815	$25,172	$34,705	$28,523

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Operations for the three -month periods and the years ended December 31, 2008 and 2009:

	Three Months Ended December31,		Year Eneded December 31,
(Dollars in thousands, except for share and per share data)
	2008	2009	2008	2009
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)	(audited)	(unaudited)

Voyage revenues	$36,269	$28,228	$147,116	$118,462
Gain /(loss) on forward freight agreements	-	(263)	-	570
Imputed revenue	2,594	1,184	10,318	14,473
Gross revenue	38,863	29,149	157,434	133,505

Voyage expenses	(1,618)	(1,094)	(14,275)	(5,549)
Vessels operating expenses	(8,442)	(9,771)	(26,387)	(39,063)
Depreciation	(12,629)	(10,715)	(43,658)	(49,182)
Management fees	(831)	(1,361)	(2,593)	(4,852)
General and administrative expenses	(3,495)	(4,322)	(9,127)	(8,540)
Dry docking costs	(736)	-	(736)	(5,570)
Loss from sale of vessels	-	(18,150)	-	(69,250)
Impairment on vessels	-	(116,431)	-	(116,431)
Operating income / (loss)	11,112	(132,695)	60,658	(164,932)

Interest income	91	17	776	271
Interest expense and finance costs	(5,437)	(4,485)	(17,565)	(19,834)
Gain/(loss) on derivative instruments	(17,333)	1,272	(16,147)	5,098
Net income/(loss)	$(11,567)	$(135,891)	$27,722	$(179,397)

Basic and fully diluted loss per share	$(0.65)	$(0.98)	$1.94	$(2.28)
Weighted average common and subordinated shares	17,754,797	138,395,248	14,321,471	78,556,327

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2008 and 2009

(Dollars in thousands, except per share data)
	2008	2009
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalent	$23,069	$37,272
Restricted cash	-	2,500
Receivables	2,073	2,254
Inventories	1,338	1,158
Prepayments and other	2,197	4,753
Vessel held for sale	-	22,580
Total current assets	28,677	70,517

FIXED ASSETS, NET:
Advances for vessel acquisition	-	9,900
Vessels, net of accumulated depreciation of $56,837 and $223,577, respectively	587,189	450,742
Other, net of accumulated depreciation of $31 and $123, respectively	159	856
Total fixed assets, net	587,348	461,498

OTHER NON-CURRENT LIABILITIES
Deferred financing fees, net of accumulated amortization of $1,634 and $2,378, respectively	2,081	1,362
Restricted cash	6,511	6,511
Other	953	9,725
Total assets	625,570	549,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Account payable	1,767	2,394
Due to related parties	111	500
Accrued liabilities	9,731	11,219
Unearned revenue	1,822	1,323
Derivative liability	6,771	7,443
Sellers’ credit	25,000	-
Current portion of imputed deferred revenue	10,290	1,558
Current portion of long-term debt	60,889	47,030
Total current liabilities	116,381	71,467

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	3,606
Imputed deferred revenue, net of current portion	5,741	-
Long-term debt, net of current portion	247,111	218,644
Total non-current liabilities	262,228	222,250

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 1,000,000,000 shares authorized, 18,544,493 and 158,450,001 shares issued and outstanding as of December 31, 2008 and 2009, respectively	185	1,584
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none issued	-	-
Additional paid-in capital	271,824	458,757
Accumulated deficit	(25,048)	(204,445)
Total stockholders’ equity	246,961	255,896
Total liabilities and stockholders’ equity	625,570	549,613

Adjusted EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009
Net Cash provided by operating activities
Net cash from operating activities	12,970	6,314	82,309	26,552
Net increase in operating assets	2,293	(1,652)	3,941	11,329
Net (increase)/decrease in operating liabilities	672	2,453	(5,865)	(1,198)
Net interest expense	5,346	4,468	16,789	19,563
Amortization of deferred financing costs included in interest expense	(119)	(169)	(475)	(744)
Adjusted EBITDA	21,162	11,414	96,699	55,502

Fleet List

The table below describes our fleet and current employment profile as of February 22, 2010:

Current Gross Rate Earliest Latest Year Built DWT Type Employment per Day Redelivery Redelivery

Vessel Name	Year Built	DWT	Type	Curent Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Carriers
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Dec-14
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	Feb-15
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka (1)	2000	74,710	Panamax	TC	18,000	Jan-11	Mar-11
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Jan-13
M/V Augusta	1996	69,053	Panamax	TC	16,000	Nov-11	Mar-12
M/V Austin	1995	75,229	Panamax	TC	26,000	Mar-10	Aug-10
M/V Trenton	1995	75,229	Panamax	TC	26,000	Apr-10	Aug-10

Tanker Vessels
M/T Olinda	1996	149,085	Suezmax	POOL	-	-	-
M/T Pink Sands	1993	93,723	Aframax	TC	27,450	Oct-10	Jan-11
M/T Tigani	1991	95,951	Aframax	POOL	-	-	-
M/T Tamara	1990	95,793	Aframax	TC	27,000	Dec-11	Mar-11

Drybulk Carrier to be Sold
M/V Pierre	1996	70,316	Panamax	TC	23,000	Mar-10	Apr-10

Drybulk Carrier to be Acquired
M/V Montecristo	2005	180,263	Capesize	TC	23,500	Apr-14	Sep-14

Conference Call and Webcast: Tuesday, February 23, 2010 at 08:30 A.M. EST

OceanFreight management team will host a conference call tomorrow, on February 23, 2010, at

08:30 A.M. Eastern Standard Time (EST) to discuss the Company’s financial results for the Quarter and Year ended December 31, 2009.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial -In), 0800 953 0329 (U.K. Toll Free Dial -In) or +44 (0) 1452 542 301 (Standard International Dial -In). Please quote "OceanFreight~~"~~."

A telephonic replay of the conference call will be available until March 2, 2010 by dialing 1 866 247 4222 (U.S. Toll Free Dial -In), 0800 953 1533 (U.K. Toll Free Dial -In) or +44 (0) 1452 550 000 (Standard International Dial -In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 13 vessels, comprised of 9 drybulk vessels (3 Capesize, 6 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.4 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  February 22, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer